April 15, 2020

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Geoff Kruczek

Re:                           VectoIQ Acquisition Corp.
Registration Statement on Form S-4
Filed March 13, 2020
File No. 333-237179

Dear Mr. Kruczek:

On behalf of our client, VectoIQ Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 9, 2020, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

What happens for the funds held in the Trust Account . . .? page 12

1.                                      Please clarify the “cash consideration” that will be paid, as referenced here.  Include in your revisions the amount of the payment and who will receive it.

The Company has revised the disclosure on page 12 in response to the Staff’s comment.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of VectoIQ and Nikola, page 28

2.                                      Please tell us your consideration for providing equivalent pro forma per share data as required by Item 3(f) of Form S-4.

The Company has revised the disclosure on page 29 as requested in response to the Staff’s comment.

Risk Factors, page 32

3.                                      We note the disclosure beginning on page 107 regarding uncertain tax consequences related to the redemption.  Please add a risk factor addressing these uncertain tax consequences, the degree of uncertainty and the potential risk to investors.

The Company has added a risk factor on page 62 in response to the Staff’s comment.

Although we hope to be the first to bring BEV and FCEV class 8 semi-trucks to market, . . .,, page 40

4.                                      The caption of this risk factor refers to displaying prototypes and the text mentions announcing plans to offer semi-trucks, but it is unclear what is the developmental status of their vehicles relative to yours.  Likewise, you refer on page 138 to various announcements, plans and intentions of your competitors, but it is unclear where they are in the development process.  Please clarify.  Also clarify whether your competitors’ FCEV semi-trucks will rely of a similar network of hydrogen fueling stations.

The Company has revised the disclosure on pages 40, 146 and 147 as requested in response to the Staff’s comment.

We will require Public Stockholders who wish to redeem their shares . . ., , page 60

5.                                      We note the disclosures regarding a minimum of 10 days advance notice of the meeting, allotting two weeks to obtain physical certificates from the transfer agent and the need to exercise redemption rights up to two days before the vote.  We also note your statement on pages 11 and 75 that it is your understanding that stockholders should generally allot at least one week to obtain physical certificates.  Please reconcile the inconsistencies on pages 11, 75 and 60.

The Company has revised the disclosure on page 61 in response to the Staff’s comment.

Our amended and restated certificate of incorporation provides, . . ., page 61

6.                                      We note that your disclosure here and forum selection provision in your proposed articles of incorporation included as Annex B identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”  However, we note that Exhibit 3.4 identifies the federal district court for the District of Delaware as having jurisdiction in the event the Court of Chancery of the State of Delaware or other state court in Delaware has jurisdiction or is permitted by law to have sole and exclusive jurisdiction.  Please reconcile these provisions and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has revised the proposed second amended and restated certificate of incorporation of the Company, and has revised the disclosure on pages 62 and 63, in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 63

7.                                      We note the pro forma financial statements give effect to the Business Combination and several related transactions.  Please address the following:

•                                          More fully explain to us how you determined each related transaction is directly related to the Business Combination and is factually supportable;

•                                          Clearly disclose if there are any circumstances under which the Business Combination could proceed without one or more of the related transactions also occurring and, if there are, revise the pro forma financial statements to appropriately reflect those alternatives;

•                                          Identify who the 1,499,700 shares on Series B preferred stock will be repurchased from, explain how the number of shares to be repurchased and the repurchase price were determined, disclose the issuance price of the shares, and explain the reason why the shares are being repurchased; and

•                                          Identify who controls M&M Residual, explain how the number of shares to be repurchased and the repurchase price were determined, disclose when and for how much the shares were acquired, and explain the reason why the shares are being repurchased.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the provisions of Rule 11-02(b)(6) of Regulation S-X as it pertains to the unaudited pro forma condensed combined financial information included within the Registration Statement. Under the aforementioned provisions, pro forma adjustments should give effect to events that are (i) directly attributable to the transaction, and (ii) factually supportable. The Company believes that the related transactions included in the pro forma financial information comply with the requirements of Rule 11-02(b)(6) of Regulation S-X, as the related transactions are being entered into, were entered into in connection with, or are conditioned upon, the closing of the Business Combination. Additionally, the Company notes that Article 11 of Regulation S-X requires the disclosure of pro forma financial information that would be material to an investor. As the related transactions impact the number of shares and percentage ownership interests of New Nikola upon the completion of the Business Combination, the Company believes the related transactions are key components to understanding and evaluating the Business Combination and are thus material to an investor or a reader of the Registration Statement.

Because the Company believes each of the related transactions disclosed in the introductory paragraph of the pro forma financial information are directly attributable to the Business Combination and factually supportable, as explained further below, the Company has determined that no revision to the pro forma financial statements is necessary.

In connection with the execution of the Business Combination Agreement, effective as of March 2, 2020, VectoIQ entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each, a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and VectoIQ agreed to sell to the Subscribers, an aggregate of 52,500,000 shares of VectoIQ Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $525 million. The closing of the sale of the PIPE Shares pursuant to the Subscription Agreement is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing. As such, the Company determined that the issuance of PIPE Shares is directly attributable to the Business Combination and factually supportable by the underlying subscription agreements. Please refer to “Subscription Agreements” on page 110 for further discussion.

On February 28, 2020, Nikola and CNHI amended the Series D Purchase Agreement for future sales and issuances of Series D redeemable convertible preferred stock to CNHI and its affiliates. The amendment will result in Nikola issuing CNHI and its affiliates the remaining previously committed shares of Series D redeemable convertible preferred stock of 2,699,784 and 4,967,572 in exchange for $50.0 million cash and $92.0 million in-kind services, respectively. While the amendment of the Series D Purchase Agreement was not entered into in connection with the Business Combination, the additional issuance of Series D redeemable convertible preferred stock is a subsequent event to the historical financial statements of Nikola for the year ended December 31, 2019 and is directly related to the Business Combination as these additional Series D redeemable convertible preferred stock issued will be converted into an equal number of shares of Nikola Common Stock immediately prior to the Business Combination, as detailed in the Business Combination Agreement.  As such, the Company determined that the issuance of additional Series D redeemable convertible preferred stock to CNHI and its affiliates is directly attributable to the Business Combination and factually supportable by the amended Series D Preferred Stock Purchase Agreement. Please refer to “Related Party License and Service Agreements” on page F-22 for further information on the Series D Purchase Agreement and the CNHI Services Agreement.

On March 2, 2020, in accordance with the redemption rights granted pursuant to the Nimbus Redemption Letter Agreement, as amended (as defined below), Nikola entered into a Series B preferred stock repurchase agreement (“the Repurchase Agreement”) with Nimbus Holdings LLC (“Nimbus”), whereby Nikola agreed to repurchase 1,499,700 shares of Nikola’s Series B preferred stock from Nimbus at a price of $16.67 per share for an aggregate repurchase price of $25.0 million. Pursuant to that certain letter agreement by and between Nikola and Nimbus, dated August 3, 2018 (as amended, the “Nimbus Redemption Letter Agreement”), Nimbus received the right but not the obligation to sell back to Nikola its shares of Series B preferred stock and Series C preferred stock, with any such repurchases applying first to the Series B preferred stock held by Nimbus. The number of shares to be repurchased pursuant to the Repurchase Agreement was negotiated by Nikola and Nimbus as a mechanism to compensate Nimbus for agreeing to relinquish the redemption rights granted to Nimbus under the Nimbus Redemption Letter Agreement. The parties agreed that the repurchase price constituted the price that Nimbus would otherwise be entitled to under the Nimbus Redemption Letter Agreement. The shares of Series B preferred stock were originally issued on September 1, 2017 at a purchase price of $7.73 per share. As set forth in the Repurchase Agreement, Nikola is to repurchase these Series B preferred stock upon the earliest of (1) the Business Combination with VectoIQ, or (2) the sale of additional shares of Series D redeemable convertible preferred stock of at least $50.0 million. As the timing of the sale by Nikola of additional shares of Series D redeemable convertible preferred stock in the amount of at least $50.0 million is not certain at the time of the filing of the Registration Statement, the Company has determined that the Business Combination may be the earlier of the two events to take place, and thus, the repurchase of the Series B redeemable convertible preferred stock will be completed immediately prior to the closing of the Business Combination and is directly attributable to the Business Combination and factually supportable by the Repurchase Agreement. Please refer to “Series B Preferred Stock Financing” on page 191 and “Repurchase Agreements” on page 192 for further information.

In the first fiscal quarter of 2020, Nikola closed subsequent tranches of its Series D preferred stock financing in which it sold an additional 718,256 shares of Series D redeemable convertible preferred stock for $13.3 million. While the closing of the subsequent tranches of Nikola’s Series D preferred stock financing was not completed in connection with the Business Combination, the additional issuance of Series D redeemable convertible preferred stock is a subsequent event to the historical financial statements of Nikola for the year ended December 31, 2019 and is directly related to the Business Combination as these shares of additional Series D redeemable convertible preferred stock issued will be converted into an equal number of shares of Nikola Common Stock immediately prior to the Business Combination, as detailed in the Business Combination Agreement. As such, the Company determined that the issuance of additional Series D redeemable convertible preferred stock as of its Series D preferred stock financing is directly attributable to the Business Combination and factually supportable by the amended Series D Preferred Stock Purchase Agreement. Please refer to “Series D Preferred Stock Financing” on page 190 for further information.

As detailed in Section 7.18 in the Business Combination Agreement, Nikola has agreed that immediately following, and subject to the Effective Time, New Nikola shall redeem 7,000,000 shares of the VectoIQ common stock from M&M Residual, LLC at a purchase price of $10.00 per share, payable in immediately available funds. M&M Residual, LLC is a Nevada limited liability company that is wholly owned by Trevor R. Milton, Nikola’s Chief Executive Officer. The number of shares to be redeemed and the redemption price were determined and agreed upon during negotiations between the various parties to the Business Combination, including Mr. Milton and representatives of VectoIQ, Nikola and the Subscribers, and agreed upon terms are included in Section 7.18 of the Business Combination Agreement. The shares owned by M&M Residual, LLC, consisting of approximately 25.3 million shares of common stock and 14.3 million shares of preferred stock, were acquired by Mr. Milton as founder membership units or shares, prior to the Nikola's conversion from a limited liability company to a C-Corporation in July 2017, and as such, the cost basis of those shares is not readily available or easily determinable. As the redemption of these 7,000,000 shares is stipulated by the Business Combination Agreement, the Company determined that this redemption is directly attributable to the Business Combination and factually supportable by the Business Combination Agreement.

Other than related transactions that have already occurred, such as the sale and issuance of Nikola’s Series D redeemable preferred stock, there are no circumstances under with the Business Combination could proceed without one or more of the related transactions also occurring.

The Company has revised the disclosure on pages 64, 69 and 70 in response to the Staff’s comment.

8.                                      Refer to note 2(B) on page 68.  Please disclose and discuss the specific nature of the in- kind services to be provided and the expected time period during which the services will be provided.

In response to the Staff’s comment, the Company has revised note 2(B) on page 69 to further disclose the in-kind services and expected time duration that these services will be provided.

9.                                      Refer to note 3 on page 71.  Please provide a reconciliation that demonstrates how you determined the pro forma weighted average shares used to calculate pro forma earnings per share.

In response to the Staff’s comment, the Company has revised page 73 to disclose a reconciliation of pro forma weighted average shares used to calculate pro forma earnings per share.

The Background of the Business Combination, page 77

10.                               Please revise this section to describe how the parties agreed on the nature and amount of consideration to be offered in the business combination, as well as the structure of the transaction and valuation of Nikola.  Include in your revisions proposals made by each party and any counteroffers.  For example, clarify your disclosure on page 79 regarding “potential deal terms,” “VectoIQ’s views of valuation” and “cash requirements.”

The Company has added disclosure on pages 82 through 84 in response to the Staff’s comment.

11.                               We note from your disclosure several transactions that will occur concurrently or in connection with the business combination, such as the PIPE, redemption of $70.0 of common stock from M&M Residual and agreements related to Nikola’s Series D preferred stock.  Please disclose how and why these and any other transactions to be undertaken in connection with the business combination were negotiated by the parties.

The Company has added disclosure on pages 82 through 84 in response to the Staff’s comment.

12.                               Please expand your disclosure on page 81 to address how the board concluded that the fair market value of Nikola was equal to at least 80% of the funds held in the Trust Account.  While we note the reasons for the transaction disclosed beginning on page 81, it is unclear how those factors relate to the board’s conclusion.

The Company has added disclosure on page 84 in response to the Staff’s comment.

VectoIQ’s Board of Directors’ Reasons for the Approval of the Business Combination, page 81

13.                               Refer to the last bullet on page 82.  Please clarify how the board concluded that Nikola’s multiples compare favorable to the other companies to which you refer, given that it appears the board’s multiples related to Nikola are for 2022-2025 while the multiples for the other companies are only for

2020.  Did your board conduct a multiple comparison for 2020-2025 for Nikola and the other companies?  Please also address how the board considered Nikola’s declining year-over-year multiples and the median multiples for the comparable companies relative to the multiples for Nikola.

The Company has added disclosure on page 86 in response to the Staff’s comment.

Proposal No. 2 The amendments to VectoIQ”s Certificate of Incorporation Proposal, page 116

14.                               We note that you have proposed material amendments to your certificate of incorporation that are not discussed here.  In that regard, we note that the exclusive forum provision is revised in your new certificate of incorporation and that you have added a super majority vote provision for certain amendments.  Please revise this section to disclose material amendments to your certificate of incorporation, the reasons for and the general effect of the amendments.

The Company has revised the disclosure as requested on pages 122 through 126 in response to the Staff’s comment.

Zero-Emission Vehicles Enabled by Significant Reduction . . .,, page 137

15.                               Please discuss the life cycle and efficiency of the batteries included and to-be-included in your vehicles and, more generally, BEVs and FCEVs.  For example, how long are batteries capable of holding a full charge?  To what extent do they lose that ability year over year?

The Company has revised the disclosure as requested on page 145 in response to the Staff’s comment.

Manufacturing and Production, page 148

16.                               We note the disclosure on pages 66 and 68 regarding the amount of cash and cash equivalents you anticipate having following completion of the business combination and related transactions.  Please disclose your anticipated use of those funds.  For example, will you use those funds for the U.S. production facility referenced on page 149 or to satisfy your obligations under the agreements discussed on pages 159-161?  If so, disclose the amount of funds to be used and, if you expect to require additional funds, the sources and amounts of capital necessary.  Also revise your discussion beginning on page 175 to discuss how these funds are expected to affect your long and short-term liquidity.

The Company has revised the disclosure as requested on pages 90 and 182 in response to the Staff’s comment.

CNHI Services Agreement with CNHI/Iveco, page 160

17.                               Please revise to clarify the nature of the license you received under this agreement.  For example, describe the scope and duration of intellectual property you are permitted to use.

The Company has revised the disclosure as requested on page 167 in response to the Staff’s comment.

Agreements with Nikola’s Named Executive Officers . . ., , page 163

18.                               Please file as exhibits the “new executive employment agreements” referenced here and describe the material terms of those agreements.  Also, regarding Mr. Brady’s current agreement, please clarify whether the “specific fundraising milestones” include the amounts to be raised and received in connection with the transactions described in this registration statement, such as amounts to be received in the PIPE or from the trust account.

In response to the Staff’s comment, the Company respectfully advises the Staff that there are no new executive employment agreements. If, following the date of this response letter, Nikola or the Company enters into new executive employment agreements, the Company will describe the material terms of the agreements and file the new agreements accordingly. Regarding Mr. Brady’s current agreement, the Company advises the Staff that the specific fundraising milestones do not include the amounts to be raised and received in connection with the transactions described in the Registration Statement, or amounts to be received in the PIPE or from the trust account, and has added disclosure on page 171 in response to the Staff's comment.

Nikola Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources
Cash Flows from Investing Activities, page 176

19.                               Your disclosures here and elsewhere in the filing discuss your plans to build out and tool your North American truck manufacturing facility in Coolidge, Arizona and to develop a network of hydrogen fueling stations.  As a result of these plans, we note you expect net cash used in investing activities to continue to increase substantially.  Please quantify the expected costs of these projects and, if you expect the projects to extend beyond the current fiscal year, disclose the amounts you expect to spend during each period.

The Company respectfully directs the Staff to the expanded disclosures regarding the anticipated capital expenditures on page 90, in response to Question 16 of the Staff’s comment letter.

Critical Accounting Policies and Estimates
Intangible Assets, page 179

20.                               Please clarify whether and how you assess the License Intangible Asset for impairment prior to it being amortized.

The Company respectfully advises the Staff that Nikola performs a qualitative assessment of intangible assets subject to amortization, including the license intangible asset, at each reporting date or more frequently if impairment indicators exist. As of December 31, 2019, Nikola considered relevant events and circumstances that might indicate potential impairment, including the following relevant examples noted in ASC 360-10-35-17 through 35:

a.                                      A significant decrease in the market price of a long-lived asset (asset group).

b.                                      A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used.

c.                                       A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

d.                                      An accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset (asset group).

e.                                       Costs are in line with Nikola’s forecasts and projections within a reasonable range.

f.                                        A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

g.                                       A current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Nikola believes, after assessing the totality of events and circumstances described in items (a) through (g) above, that it is not more likely than not that the fair value of the license intangible asset is less than the carrying value. As such, Nikola concluded that the license intangible asset was not impaired as of December 31, 2019.

Further, in response to the Staff’s comment, the Company has revised the disclosure on pages 187 and F-14 to include impairment consideration for the amortizable intangible assets.

VectoIQ Management’s Discussion and Analysis of Financial Condition and Results of Operations
Controls and Procedures, page 206

21.                               Please revise your disclosures to comply with our comment letter related to VectoIQ’s Form 10-K for the year ended December 31, 2019.

The Company respectfully advises the Staff that it has determined that disclosure regarding the Company’s controls and procedures is not required to be included in the Registration Statement and, accordingly, has removed this disclosure.

Executive Officers and Directors After the Business Combination, page 214

22.          Please clarify Mr. Russell’s business experience from August 2018 until July 2019.

The Company respectfully advises the Staff that Mr. Russell explored new business opportunities from March 2018 through February 2019 and has served as president of Nikola since February 2019 and has added disclosure on page 221 in response to the Staff’s comment.

Description of VectoIQ’s Securities, page 223

23.                               We note that this section provides a summary of the material terms of VectoIQ’s securities following the Business Combination.  We also note that the disclosures on page 230 are not reflected in your proposed certificate of incorporation.  Please revise or advise.

The Company has revised the disclosure on pages 236 through 238 as requested in response to the Staff’s comment.

Shares Eligible for Future Sale, page 232

24.                               Please revise to address the effect of Rule 144(i).  Please also revise to clarify how “[a]ll of VectoIQ’s equity shares that will be outstanding” after the transaction will be “restricted securities,” given the initial public offering you say you completed in 2018.

The Company has added disclosure on pages 240 and 241 in response to the Staff’s comment.

Nikola Corporation Consolidated Financial Statements
2.  Summary of Significant Accounting Policies
(a) Principles of Consolidation, page F-8

25.                               We note that the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  We also note several references to joint ventures and other arrangements, such as those with CNHI, Ryder and Bosch, throughout the filing.  For example, on page 44 you explain the significant benefits to your joint venture with CNHI.  Please tell us whether you are currently a party to these arrangements and, if you are, disclose and discuss these arrangements and how you account for them in your financial statements.  If you are not, please ensure all disclosures throughout the filing indicate these arrangements have not yet commenced.

The Company respectfully advises the Staff that although Nikola is a party to certain investment and commercial agreements with CNHI, as disclosed throughout the Registration Statement, the joint venture arrangement and the related agreements were not executed as of December 31, 2019; therefore, no accounting impact for the joint venture is contemplated in the financial statements. In response to the Staff’s comment, the Company has revised the disclosure throughout to indicate that the operations under this joint venture have not yet commenced.  Furthermore, the Company respectfully advises the Staff that the arrangements with Ryder and Bosch are commercial agreements to procure distribution and maintenance, and outside engineering services, respectively, and are not structured as joint ventures or similar arrangements.

5.  Intangible Assets, Net, page F-21

26.                               In regard to the license to intellectual property granted to you by Iveco as part of the Series D financing, please address the following:

•                                          Disclose the material terms of the license and explain you determined it meets the requirements of an intangible asset,

•                                          Explain how you determined the fair value of the license.  Given that Iveco is a related party, tell us any consideration you gave to SAB Topic 5G when determining value; and,

•                                          Disclose how you determined a 7-year useful life is appropriate and how you determined amortizing this asset using a straight line method is appropriate.

In response to the Staff’s comment, the Company has revised its disclosure to include the material terms of the license.

In its analysis of the license agreement, Nikola considered the definition of FASB Concept Statement 6, which states that an asset embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future cash flows. As the license is expected to generate future cash flows to Nikola, primarily through the sales and leases of BEV and FCEV trucks, and as the events giving rise to Nikola’s control of the benefit over the acquired license occurred as a result of the transaction, the acquisition of IP license was recorded as an asset in the third quarter of fiscal 2019.

Given the IP license asset was not acquired in a business combination, Nikola considered the guidance in ASC 350-30-25-1 through 30-1 and recorded the license at the cost paid by Nikola to acquire the asset. The cost to Nikola was measured as the fair value of the consideration given, or in this case, the shares of Series D preferred stock issued in exchange for the asset, as this was considered to be a more reliable measure than the fair value of the license acquired.

The Company respectfully directs the Staff to the response to the Question 27 of this response letter for the discussion over the fair value determination of the license.

In evaluating the accounting for the purchase of Series D preferred stock by CNHI, Nikola considered the guidance in SAB Topic 5G, and concluded it was not applicable to the acquisition of the license asset based on the following factors:

a.              Prior to its investment into Nikola’s Series D preferred stock, CNHI, and its subsidiary Iveco, were not considered related parties to Nikola and became related parties to Nikola only as a result of this transaction and acquisition of a seat on Nikola’s Board of Directors.

b.              At the time CNHI became an investor, the reverse merger and recapitalization transaction had not been contemplated.

c.               The purchase of the license occurred in the third quarter of fiscal 2019 as a part of the first tranche of Series D preferred financing. As such, the transaction would not be considered to have been entered into contemporaneously with any initial public offering.

d.              The nature of the Business Combination transaction is a reverse merger and recapitalization which would not qualify as an initial public offering.

Consistent with the guidance in ASC 350-30-35-2 through 6, Nikola concluded that the license shall be amortized over its useful life to Nikola over which the S-Way Platform is expected to contribute directly or indirectly to the future cash flows of Nikola. Nikola is expecting the sales of its BEV and FCEV trucks which will utilize the S-Way Platform to contribute to its revenues and resulting cash flows over an approximately seven (7) year term, after which a new generation of the product is expected to be introduced to the market. Nikola also notes that the typical life of a heavy-duty truck ranges from seven (7) to ten (10) years, which corroborates the useful life selected.

With regard to the manner in which the license asset is expected to be amortized, Nikola considered the guidance in ASC 350-30-35-6 which states that the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.  Given the fact that the commercial production is not expected to commence until later in 2021, and as a result the exact pattern of the license use cannot be reliably measured, Nikola has concluded that a straight-line amortization method is appropriate.

The Company further respectfully advises the Staff that as of December 31, 2019, Nikola had not yet placed the asset in service as commercial production of the Nikola Tre BEV truck had not yet begun. Nikola will continue to evaluate the appropriate in-service date, useful life, and amortization method of the license asset in the future reporting periods.

Furthermore, in response to the Staff’s comment, the Company has revised its disclosure to include the considerations related to the license useful life and amortization method.

6.  Related Party Transactions, page F-22

27.                               We note the disclosures related to the Series D stock purchase agreement with CNHI and Iveco.  Please address the following:

•                                          More fully explain to us how you determined the shares you allocated to the cash you received, the license you obtained, and the in-kind services you have or will receive;

•                                          More fully explain to us the specific nature and terms of the license and in-kind services;

•                                          More fully explain to us how you determined the fair value of the license you obtained and the fair value of the in-kind services you have or will receive; and

•                                          More fully explain to us the factors that resulted in the difference in the valuations of the Series C and D financings.

Nikola considered the guidance of ASC 805-50-30-2, which states that if the consideration given to acquire an asset is not in the form of cash, measurement of the asset is based on either the cost of the consideration given, or the fair value of the assets acquired, whichever is more clearly evident, and thus, more reliably measured. Nikola utilized the fair value of the shares of Series D preferred stock issued to derive the fair value of the license acquired. The fair value of the Series D preferred stock was determined to be reliable given Nikola had sold Series D preferred stock to a third-party financial investor concurrently with the CNHI investment, in a cash transaction which was separately negotiated between the third party and Nikola at the same price per share as CNHI.

In determining the shares allocated to the cash received, the license obtained, and the in-kind services Nikola has received and will continue to receive, Nikola allocated the shares based on the contractual terms of the arrangement which was based on the negotiated value of the preferred stock of $18.52 per share, negotiated number of shares, and the negotiated fair value of the elements exchanged.  The number of shares allocated to each element was based on the number of shares contractually committed to in exchange for each of the deliverables. The per share fair value of the Series D preferred stock was determined to be reliable as noted earlier. Nikola further validated the share allocation by performing a fair value allocation of the consideration received based on the relative fair value of each of the elements received in the transaction (cash, in-kind services and license obtained).  The Company respectfully refers the Staff to the additional discussion below regarding the determination of fair value for each of the components included in the transaction.

The Company respectfully directs the Staff to the disclosure over the nature of the IP license acquired on page F-22.

The in-kind services include advisory services (based on pre-negotiated hourly rates), including project coordination, drawings, documentation support, engineering support, vehicle integration, and product validation support. The primary use of these services is directed towards the development of the Nikola Tre BEV truck and consulting regarding the build of the greenfield manufacturing plant in Coolidge, Arizona.  In order to determine the fair value of the services, Nikola considered various reference points of the cost of similar services from different third parties capable of providing such services, noting they were consistent with the service rates negotiated with CNHI and Iveco. The services are invoiced to Nikola by Iveco on a quarterly basis based on the actual hours incurred by various personnel and applicable hourly rates. As disclosed on page 167, the in-kind services are expected to be consumed primarily in 2020 and 2021 and will be recorded as research and development expense as incurred.

As discussed above, Nikola further validated the share allocation and the resulting fair values assigned to the elements received by performing a fair value allocation based on the relative fair value of each of the elements received in the transaction (cash, in-kind services and license obtained). The fair value of the cash acquired in fiscal 2019 was determined to be $50.0 million, which is the face value of the cash received (this does not include the second tranche of cash investment of $50.0 million committed to in fiscal 2019, but was received by Nikola on April 10, 2020). The fair value of the in-kind services was determined to be $100.0 million ($8.0 million received through December 31, 2019) as supported by pre-negotiated hourly rates, which were corroborated by other third-party hourly rates and fees from outside vendors providing similar services. The fair value of the license asset was determined to be $50.0 million based on a discounted cash flow analysis performed by Nikola that included forward-looking revenues and costs projections for its BEV and FCEV trucks, including future royalty payments to Iveco over the seven (7) year period, as stipulated in the commercial agreement with CNHI.  The resulting range of present values attributable to the IP license had a mid-point of approximately $50.0 million.

The Company respectfully advises the Staff that the primary difference in the valuation of the Series C and the Series D preferred stock was the progress Nikola had made in its truck development. Upon the completion of its Series C financing round in fiscal 2018, Nikola built and began the testing of two (2) fully functioning prototype Nikola Two FCEV trucks and built a mock-up of the Nikola Tre BEV, both of which Nikola unveiled during the Nikola World event held in April 2019. In addition, during the first half of 2019, Nikola constructed a one-ton hydrogen demo station for fueling and storage at the its headquarters in Phoenix, Arizona. The truck products and the hydrogen demo station demonstrated the viability of Nikola’s business plan. The Series D financing and the strategic agreement with CNHI moved Nikola closer to commercialization of its BEV and FCEV trucks, which further drove shareholder value. Furthermore, the Series C and Series D preferred shares have different rights and preferences, as disclosed on pages F-26 through F-30, contributing to higher valuation of the Series D preferred stock.

8.  Capital Structure, page F-25

28.                               We note the disclosures here and in note 14 - Subsequent Events - related to share repurchases.  Please address the following:

•                                          More fully explain the facts and circumstances related to each share repurchase, including the reason why shares were repurchased;

•                                          Identify who shares were repurchased from;

•                                          Disclose how the number of shares repurchased and the repurchase price were determined; and

•                                          Disclose the reason why certain shares were repurchased at a price significantly in excess of carrying value.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the filing to incorporate a more comprehensive disclosure surrounding the facts and circumstances around the share repurchases on pages F-23, F-24, F-30 and F-40.

On August 3, 2018, concurrently with the Series C preferred financing round, Nikola entered into the Nimbus Redemption Letter Agreement with Nimbus, a related party. Pursuant to the terms of the Nimbus Redemption Letter Agreement, Nimbus received the right but not the obligation to sell back to Nikola its shares of Series B preferred stock and Series C preferred stock, with any such repurchases applying first to Series B preferred stock, in an amount equal to the value of up to five percent (5%) of the aggregate size of each of Nikola’s subsequent equity financing rounds. The shares elected to be repurchased by Nimbus were to be purchased by Nikola at a share price equal to 90% of the share price in the applicable subsequent financing round.

On September 3, 2019, in contemplation of Nikola’s proposed Series D financing round, Nikola entered into an amendment of the Nimbus Redemption Letter Agreement with Nimbus (the “Amendment”). Pursuant to the terms of the Amendment and a Series B preferred stock repurchase agreement, Nikola agreed to repurchase 1,880,984 shares of Series B preferred stock held by Nimbus, at the share price of $16.67 which is equal to 90% of the share price in the Series D financing round of $18.52 per share. The number of shares to be repurchased exceeded five percent (5%) of the contemplated Series D round of financing. This was negotiated by Nikola in order to reduce the total number of Series B preferred shares held by Nimbus, to such an extent that it is no longer entitled to elect a member of Nikola’s Board of Directors. Nikola had the intention of assigning the vacated seat to the lead investor in the Series D round (CNHI) while maintaining the total number of the Board seats at nine (9). The repurchase was completed in October 2019, for an aggregate repurchase amount of $31.4 million. The Amendment also provided Nimbus with additional redemption rights based on various capital raise thresholds, none of which have been met as of December 31, 2019.

On March 2, 2020, Nikola entered into an additional letter agreement with Nimbus in which Nimbus agreed to terminate the Nimbus Redemption Letter Agreement. Concurrently, Nikola entered into an agreement with Nimbus, whereby Nikola agreed to repurchase an additional 1,499,700 shares of Series B preferred shares from Nimbus at a share price of $16.67 for an aggregate repurchase price of $25.0 million. The parties agreed that the repurchase price constituted the price that Nimbus would otherwise be entitled to under the Nimbus Redemption Letter Agreement. The number of shares to be repurchased was negotiated by Nikola and Nimbus as a mechanism to compensate Nimbus for agreeing to relinquish its previous redemption rights granted in the Nimbus Redemption Letter Agreement.

VectoIQ Acquisition Corp. Financial Statements
Note 5 - Commitments & Contingencies
Registration Rights, page F-56

29.                               Please disclose whether there could be any cash penalties if you do not register the common shares underlying the agreement in a specific time frame.  This comment also applies to the registration rights agreement disclosed in Note 9 - Subsequent Events.

The Company has added disclosure on pages F-56 and F-61 in response to the Staff’s comment.

Exhibit Index, page II-2

30.                               The description of Exhibits 99.1-99.5 identifies different persons than those who are named in the actual exhibit.  Please revise so that the description here is consistent with the exhibit.

The Company has revised the descriptions of Exhibits 99.1-99.5 on page II-4 in response to the Staff’s comment as requested.

31.          Please include a form of proxy card marked as “preliminary” in your next amendment.

A form of proxy card marked as “preliminary” is being filed with Amendment No. 1 in response to the Staff’s comment.

General

32.                               We note that VectoIQ and Nikola engage different independent auditors.  Please confirm, if there is a change in auditor, you will file the required disclosures under Item 4.01 of Regulation S-K within the appropriate time frame subsequent to the merger.

The Company confirms that, if there is a change in auditor, the Company will file the required disclosures under Item 4.01 of Regulation S-K within the appropriate time frame subsequent to the merger.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (305) 579-0576.

Sincerely yours,

/s/ Alan I. Annex
Alan I. Annex
Greenberg Traurig, LLP

cc:	Stephen J. Girsky
President and Chief Executive Officer
VectoIQ Acquisition Corp.